SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Smart Online, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                   83171V 10 0
                                 (CUSIP Number)

                                 Doron Roethler
                                c/o Michal Raviv
                   28 Menachem Begin Str. (Betzalel) 28 Floor
                                 Ramat Gan 52521
                                     Israel
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 10, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

CUSIP NO. 83171V 10 0

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1.    NAMES OF REPORTING PERSONS

      Doron Roethler
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      PF (1)
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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E): |_|

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Holland
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                              7.    SOLE VOTING POWER:

                                    2,187,253 (2)
         NUMBER OF            --------------------------------------------------
          SHARES              8.    SHARED VOTING POWER:
       BENEFICIALLY
         OWNED BY                   0
      EACH REPORTING          --------------------------------------------------
        PERSON WITH           9.    SOLE DISPOSITIVE POWER:

                                    2,187,253 (2)
                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:

                                    0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      2,187,253 (2)
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

      |_|
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      12.1%
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14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

      IN
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(1)   In connection with the Reporting Person's appointment as Chairman of the
      Issuer's Board of Directors, on November 28, 2007 the Issuer granted the Reporting Person 15,000 shares of restricted Common Stock (as defined below) pursuant to the Issuer's Revised Board Compensation Policy.

(2) See Item 5(a) for a detailed explanation of the Reporting Person's beneficial ownership of Common Stock.

                                 Schedule 13D/A

Item 1. Security and Issuer.

This statement on Schedule 13D/A (this "Schedule 13D/A") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Smart Online, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2530 Meridian Parkway, Durham, North Carolina 27713.

Item 2. Identity and Background.

(a) This Schedule 13D/A is being filed on behalf of Doron Roethler (the "Reporting Person").

(b) The business address of the Reporting Person is c/o Michal Raviv, 28 Menachem Begin, (Bezalel) Street, 28th. Floor, Ramat Gan 52521, Israel.

(c) The Reporting Person is the managing director of TMF Airmarine BV. TMF Airmarine's principal business office address is c/o Michal Raviv , 28 Menachem Begin,(Bezalel) Street, 28th. Floor Ramat Gan 52521, Israel.

(d) The Reporting Person has not, during the five years prior to the date of this Schedule 13D/A, been convicted in a criminal proceeding.

(e) The Reporting Person has not, during the five years prior to the date of this Schedule 13D/A, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Holland.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D/A, the Reporting Person has acquired, in the aggregate, 2,172,253 shares of Common Stock either from the Issuer or from other shareholders of the Issuer. The Reporting Person has paid an aggregate of $1,561,670.75 for these shares from his personal funds, including 247,043 shares purchased from Dennis Michael Nouri (the former President, Chief Executive Officer, and President of the Issuer) pursuant to a stock purchase agreement dated October 10, 2006 (the "Stock Purchase Agreement"). Consideration for the shares purchased from Mr. Nouri was made in installments over a period of time, and the agreement included certain closing conditions, all of which were satisfied by January 19, 2007. The Stock Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Also included in the aggregate number of shares reported on this Schedule 13D/A are 15,000 shares of restricted Common Stock that the Issuer granted, in accordance with its Revised Board Compensation Policy, to the Reporting Person in connection with the Reporting Person's appointment as Chairman of the Issuer's Board of Directors.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for investment purposes. These shares of Common Stock constitute a significant portion of the Reporting Person's total personal net worth. One of the Reporting Person's investment goals is diversification, which may require the Reporting Person to sell shares of the Common Stock. Accordingly, the Reporting Person may, from time to time, make decisions to sell shares of the Common Stock based upon then-prevailing market conditions.

Except as may be set forth herein or in his capacity as Chairman of the Issuer's Board of Directors, the Reporting Person has no plans or proposals which would relate or result in any of the matters set forth below:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer's Board of Directors or to fill any existing vacancies thereon;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 2,187,253 shares of Common Stock, which represents approximately 12.1% of the issued and outstanding shares of Common Stock. Of this amount, (i) 1,323,619 shares are owned by Greenleaf Ventures, Ltd., a British Virgin Islands Company, which is 100% owned by the Reporting Person, (ii) 291,591 shares are owned by Crystal Management, Ltd., a Company registered in Anguilla, which is 100% owned by the Reporting Person, and
(iii) 572,043 shares of common stock are owned directly by the Reporting Person, including 15,000 shares of restricted Common Stock which the Reporting Person acquired pursuant to the Issuer's Revised Board Compensation Policy in connection with the Reporting Person's appointment as Chairman of the Issuer's Board of Directors.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 2,187,253 shares of Common Stock reported in Item 5(a) of this Schedule 13D/A.

(c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the Common Stock since the most recent filing on
Schedule 13D are set forth below:

      ---------------------------------------------------------------------
      Date of Transaction    Number of Shares Purchased     Price Per Share
      ---------------------------------------------------------------------
           10/10/06                    247,043                  1.5176*
      ---------------------------------------------------------------------
           09/12/07                    35,000                     1.35
      ---------------------------------------------------------------------
           09/12/07                     7,500                     1.31
      ---------------------------------------------------------------------
           09/12/07                    75,000                     1.30
      ---------------------------------------------------------------------
           09/12/07                    27,000                     1.31
      ---------------------------------------------------------------------
           09/20/07                     5,000                     1.30
      ---------------------------------------------------------------------
           09/25/07                     5,000                     1.35
      ---------------------------------------------------------------------
           09/25/07                     2,500                     1.45
      ---------------------------------------------------------------------
           09/27/07                     1,000                     1.40
      ---------------------------------------------------------------------
           09/27/07                     7,200                     1.45
      ---------------------------------------------------------------------
           10/08/07                      275                      2.05
      ---------------------------------------------------------------------
           10/08/07                     5,000                     2.22
      ---------------------------------------------------------------------

      * With the exception of this transaction, pursuant to which the Reporting Person acquired shares of Common Stock directly from Dennis Michael Nouri as described above, all other transactions represent purchases of Common Stock on the OTC Bulletin Board by Crystal Management, Ltd., which is 100% owned by the Reporting Person.

In addition, on November 28, 2007 pursuant to the Issuer's Revised Board Compensation Policy and in connection with Reporting Person's appointment as Chairman of the Issuer's Board of Directors, the Board granted the Reporting Person 15,000 shares of restricted Common Stock with a fair market value equal to the closing price per share of the Issuer's common stock on the OTC Bulletin Board on that date.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Other than the Stock Purchase Agreement, described above in Item 3 and attached hereto as Exhibit 1 and incorporated by reference herein, the Reporting Person does not have any other contracts, arrangements, understandings or other relationships with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Stock Purchase Agreement, dated October 10, 2006, between Dennis Michael Nouri and Reporting Person

                                    SIGNATURE

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: December 5, 2007                 /s/ Doron Roethler
                                        ----------------------------------------
                                                        Signature

                                        Type Name: Doron Roethler